May 10, 2005

Mr. John Cash
Accounting Branch Chief
Division of Cooperative Finance
US Securities and Exchange Commission
450 Fifth Street
Washington, D.C.  20549

Dear Mr. Cash:

Thank you for your letter dated April 26, 2005.

1) We will revise our disclosure to show any individual product revenue which accounts for ten percent or more of consolidated revenue.

2) We disagree with your interpretation of APB 28 as it pertains to our financial statement presentation. We feel that the intent of APB 28 is to allow a registrant to allocate expenses among the quarters to accurately match revenue with expenses. We believe that our analysis of our advertising expense and corresponding sales
(Exhibits A, B, C and D) shows that the advertising we spend in the first and second quarters clearly impacts our sales in the third and fourth quarters.
To expense the advertising, as you suggest, would cause us to mislead the public into thinking that we are spending a higher percentage of our revenue on advertising than we plan and cause us to show losses in some periods and gains in others simply based on when specific ads ran, even though some related sales clearly occur in subsequent periods.
By spreading our advertising over the interim periods (which we believe is in accordance with APB
28), we enable the public to judge how the company is performing each quarter relative to the prior quarters in the current fiscal year and the same quarter of the previous year. Therefore, the public cannot be mislead by our spending more advertising in one quarter relative to the next.

We do report our advertising expense on an annual basis in accordance with SOP 93-7, whereby all advertising incurred during the year is expensed during the same year. As discussed in the May 1994 issue of The CPA Journal (Exhibit E), SOP 93-7 does not apply to interim periods and refers us back to APB 28, which as we said above we believe we comply with.

3) We allocate those items which EITF 01-9 describes as "sales incentives" (ie. Slotting allowances) to sales and leave the cost of ads run by the retailers as part of our advertising expense. We reduce our revenue according to the guidance of EITF 00-14 and EITF 01-9 for those items for which we receive no identifiable benefit.
If the incentive is related to "free goods" we recognize the expense as part of our cost of goods.
If it is simply a cash discount or allowance we recognize it as a reduction of sales. If the allowance is for cooperative advertising run by the retailer we issue a credit when the retailer proves that the advertising did in fact run. We account for that as advertising expense.

4) We believe we did respond to all of your questions posed in your previous comment number 11.
What, specifically, did we not clarify? We account for our royalty costs as part of our SG&A. We followed the guidance of our auditors and examples found in PPC's (Practitioners Publishing Company)
Fifteenth Edition of Guide to Preparing Financial
Statements Trends Volume page IS-20 which show royalties as an operating expense (Exhibit F). We believe only costs associated with acquiring and producing our product should be shown as cost of goods sold. Royalty expense is based on the sales volume we do and is not a part of the expenses incurred to arrive at the cost of goods available for sale.

Please let us know if there is anything else you
wish us to explain or amend in our 10K.   If not,
we will amend our 10K as we have described in our letters and resubmit it for your approval. We will also take all of your suggestions into consideration in all of our future filings. Based on our research and conclusions we do feel that it is necessary at this time to amend the 10Q's for the expensing of the advertising expense and as we said above we already comply with SOP93-7 for year end purposes.

Very truly yours,


John Bingman
Chief Financial Officer